

Mail Stop 6010

October 16, 2008

Via Facsimile and U.S. Mail

Mr. James B. Huff
Chief Financial Officer
Universal Security Instruments, Inc.
7-A Gwynns Mill Court
Owings Mills, MD   21117

> **Re:** **Universal Security Instruments, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed July 8, 2008**
> **File No. 1-31747**

Dear Mr. Huff:

We have reviewed your response letter dated September 25, 2008 and have the following additional comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2008

Item 9. Controls and Procedures, page 21

Management's Annual Report on Internal Control over Financial Reporting, page 21

1.      We note your response to prior comment three in which you state that you "have
        excluded the Canadian subsidiary from [y]our assessment of internal control over
        financial reporting" due to the subsidiaries placement into receivership.  Please tell us
        why you believe it is appropriate to exclude the Canadian subsidiary from your
        assessment considering that you continue to consolidate the assets and liabilities of the
        Canadian subsidiary and present them on a line-by-line basis in the notes to your
        financial statements.  Additionally, tell us how your assessment is in accordance with
        Item II.B.2 of SEC Release No. 33-8810: Commission Guidance Regarding
        Management's Report on Internal Control over Financial Reporting under Section 13(a)
        or 15(d) of the Securities Exchange Act of 1934 which states that "management should
        clearly disclose its assessment of the effectiveness of ICFR and, therefore, should not
        qualify its assessment by stating that the company's ICFR is effective subject to certain
        qualifications or exceptions."

2.      As a related matter, we note in your response to prior comment three that "financial
        information included in [y]our filing was obtained from the Court appointed receiver and
        was not subject to the Company's internal controls over financial reporting."  In light of
        these facts, please tell us how you relied upon the financial information of the Canadian
        subsidiary.

3.      Additionally, please explain to us how the oversight of the operations and your controls
        and procedures of your Canadian subsidiary have changed before and after the placement
        into receivership.  Include in your response a discussion of whether or not any
        management that was in place prior to receivership remains in place post-receivership.

4.      We note your response to prior comments 4, 5 and 6.  We further note your intention to
        provide a final detailed summary of dissolution of your Canadian subsidiary when
        completed either during the quarter ended September 30, 2008 or December 31, 2008.
        Although your assessment of internal controls over financial reporting pertains to your
        continuing operations (i.e., excluding Icon, your Canadian subsidiary), the explanation
        provided on their effectiveness is insufficient.  Please describe in detail what the
        "mitigating controls" are and how they specifically address each of the material
        weaknesses cited.  In this regard, clarify whether or not there are material weaknesses
        related to your continuing operations and identify what they are, including whether or not
        there is a material weakness in the preparation of the consolidated income tax provision.
        As previously requested, revise to disclose in detail each of the material weaknesses that
        have been identified for both Icon's discontinued operations and your continuing
        operations, if applicable, and disclose your current remediation plans.

5.      Not withstanding the above, please clarify how the uncertain tax positions and income tax issues of the Canadian subsidiary relate to your continuing operations.  Include in your discussion why you believe the Canadian tax issues only impacted the discontinued operations and why there was not a related impact on the consolidated operations.

6.      Also, please explain to us how management concluded that your disclosure controls and procedures were effective as of March 31, 2008 and June 30, 2008 in light of the material weaknesses relating to tax positions and the preparation of consolidated income tax provisions.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-2

7.      We note your response to prior comment eight.   However, please separately present cost of goods sold purchased from the Hong Kong Joint Venture on the face of the statement of operations in future filings to comply with Rule 4-08(k) of Regulation S-X.  Otherwise, explain in sufficient quantifiable detail why you believe the presentation of a breakout of the cost of goods sold line item would be less meaningful to the reader (and/or an investor).

Exhibit 99.1

The Joint Venture financial statements – Eyston Company Limited

8.      We refer to prior comment 15 and our verbal conversation on October 16, 2008, please include the March 31, 2006 audited financial statements of the Hong Kong joint venture in your amended filing.

General

9.      In reference to your responses to provide an amended filing, please confirm your understanding that all other statements made to comply with our comments in future filings include providing such changes in this amendment, as applicable.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments.  In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.


Sincerely,


Lynn Dicker
Reviewing Accountant